                                                                  Exhibit (d)(5)


                          [LATHAM & WATKINS LETTERHEAD]


                                  January 16, 2002




By Hand Delivery

Ms. Diane Holt Frankle
Gray Cary Ware & Freidenrich LLP
400 Hamilton Avenue
Palo Alto, California 94301-1833

            Re: Mentor Graphics Corporation Offer to Purchase All Outstanding Shares of IKOS Systems, Inc. Common Stock

Dear Diane:

            On behalf of Mentor Graphics Corporation ("Mentor Graphics"), I am pleased to enclose an Agreement and Plan of Merger and Reorganization (the "Mentor Agreement") by and among Mentor Graphics, Fresno Corporation ("Fresno") and IKOS Systems, Inc. ("IKOS"). The Mentor Agreement contemplates a continuation of Mentor Graphics' tender offer for IKOS shares at a price of $11.00 per share in cash and a follow-on merger that cashes out any remaining shares at the same price.

            The Mentor Agreement has been executed by Mentor Graphics and Fresno. Mentor Graphics and Fresno hereby commit that their execution of the Mentor Agreement will not be revoked by Mentor Graphics or Fresno prior to Thursday, January 31, 2002. This provides IKOS with ample time to consider the Mentor Agreement and to comply with applicable provisions of its merger agreement (the "Synopsys Agreement") with Synopsys, Inc. ("Synopsys").

            I have also enclosed a copy of the Mentor Agreement marked to reflect changes from the Synopsys Agreement that was previously executed by IKOS. You will note that the changes constitute significant improvements from the perspective of IKOS and its stockholders. The improvements include:

         - $11.00 per share in cash to IKOS stockholders promptly after execution of the Mentor Agreement by IKOS compared to a highly conditional transaction with Synopsys at an unknown price that will not close until late summer;
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LATHAM & WATKINS


Ms. Diane Holt Frankle
January 16, 2002
Page 2

         - reduced restrictions on IKOS in running its business pending the closing of the Mentor Agreement;

         - a significantly reduced number of closing conditions in the Mentor Agreement as compared to the Synopsys Agreement; and

         - a significantly reduced break-up fee despite the fact that the price per share is significantly higher than the anticipated price of the Synopsys transaction.

            As you know, the Board of Directors of IKOS has already determined that Mentor Graphics' $11.00 per share cash tender offer constitutes a Superior Proposal under the Synopsys Agreement. Mentor Graphics has now also presented IKOS with a merger agreement that is superior to the Synopsys Agreement from the perspective of IKOS and its stockholders.

            Execution of the Mentor Agreement by IKOS does not require any discussion or negotiation between IKOS and Mentor Graphics or disclosure by IKOS of confidential information to Mentor Graphics. The schedules and exhibits required under the Mentor Agreement will be identical to those that are already a part of the Synopsys Agreement. Since Mentor Graphics and Fresno have already signed the Mentor Agreement, the Mentor Agreement will become binding upon execution by IKOS.

            Consistent with IKOS' obligations under the Synopsys Agreement, Mentor Graphics expects the Board of Directors of IKOS to determine, under
Section 8.1(g) and the applicable provisions of Section 5.2 of the Synopsys Agreement and following consultation with relevant advisors, that the Takeover Proposal (as defined in the Synopsys Agreement) is bona fide, will result in a transaction more favorable to IKOS' stockholders from a financial point of view and must be pursued in order for the Board of Directors to comply with its fiduciary duties to IKOS' stockholders. Mentor Graphics similarly expects IKOS to provide to Synopsys the notification and information required under Section 8.1(g) and the applicable provisions of Section 5.2 of the Synopsys Agreement.

            Mentor Graphics does not expect IKOS to enter into discussions or negotiations with Mentor Graphics, to disclose to Mentor Graphics nonpublic information concerning IKOS and its subsidiaries, to modify or withdraw its recommendation concerning the Synopsys Agreement, to recommend the Mentor Agreement to its stockholders or to approve the entering into of the Mentor Agreement prior to the termination of the Synopsys Agreement. Upon termination of the Synopsys Agreement, Mentor Graphics expects IKOS immediately to approve entering the Mentor Agreement and to execute the Mentor Agreement.

            Mentor Graphics expects IKOS to notify Synopsys under Section 8.1(g) of the Synopsys Agreement that IKOS has determined that it desires to approve entering into the Mentor Agreement and provide Synopsys with the required five business day period to present an offer that is at least as favorable to the stockholders of IKOS as the Mentor Agreement. Also
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LATHAM & WATKINS

Ms. Diane Holt Frankle
January 16, 2002
Page 3


in accordance with Section 8.1(g) of the Synopsys Agreement, Mentor Graphics expects that IKOS will, following expiration of such five business day period and assuming that the Board of IKOS believes that the Mentor Agreement continues to be a Superior Proposal, pay the fees to Synopsys required under Section 8.3(b) of the Synopsys Agreement, terminate the Synopsys Agreement and execute the Mentor Agreement. As you know, the tender offer and the merger under the Mentor Agreement can be consummated very quickly thereafter.

            You will note that Mentor Graphics does not expect to have access to IKOS confidential information or to enter into discussions or negotiations concerning the Mentor Agreement prior to execution of that agreement by IKOS. Similarly, Mentor Graphics does not expect IKOS to take any action with respect to its recommendation of the Synopsys Agreement to IKOS stockholders prior to termination of the Synopsys Agreement. You will also note that the Mentor Agreement contains an agreement by Mentor Graphics to maintain the confidentiality of any non-public information provided to Mentor Graphics. For these reasons, Mentor Graphics does not believe that it is either required under the Synopsys Agreement or appropriate under the circumstances for Mentor Graphics to execute the form of confidentiality agreement executed by Synopsys.

            Mentor Graphics looks forward to execution of the Mentor Agreement by IKOS and prompt consummation of a transaction bringing IKOS stockholders $11.00 per share in cash in the very near future.

                                       Very truly yours,


                                       /s/ Christopher L. Kaufman
                                       --------------------------
                                       Christopher L. Kaufman
                                       of LATHAM & WATKINS




Enclosures
cc: Ramon A. Nunez